

saba

Saba HQ
2400 Bridge Parkway
Redwood Shores, CA 94065-1166
Tel: 650-581-2688
Fax: 650-581-2647

facsimile transmittal

To:	Mr. Robert D. Bell, Esq.	**Fax:**	(202) 942-9544
From:	Erin O'Mara – Saba Legal	**Date:**	November 30, 2004
Re:	Saba Software	**Pages:**	11 (including cover)
CC:		**Fax:**	

☑ Urgent   ☐ For Review   ☐ Please Comment   ☐ Please Reply   ☐ Please Recycle

Dear Mr. Bell,

Mr. Peter Williams asked that I fax to you the attached documents. If you have any questions, Mr. Williams can be reached by phone at 650.581.2599.

Kind regards,

Erin O'Mara
Saba Legal

November 30, 2004



saba.

Mr. Robert D. Bell, Esq.
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance – Mail Stop – 4 -6
450 Fifth Street, NW
Washington, DC 20549-0303

Sent Via Facsimile (202) 942-9544

Dear Mr. Bell,

Attached is a copy of Saba's proposed response to the most recent SEC comment letter and pages of the Form S-3 containing proposed revisions that would be included in a formal Amendment No. 3 to the Form S-3. Thank you for working with us to ensure that we have properly addressed the Staff's comments before preceding with a formal filing. I look forward to receiving your comments.

Best regards,

Peter Williams
Chief Financial Officer

Telephone: (650) 581-2599
Fax: (650) 581-2545
Email: pwilliams@saba.com

Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California. 94065-1166

November __, 2004

By Edgar Correspondence. Facsimile (202) 942-9544 and Overnight Delivery

Robert D. Bell, Esq.
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance – Mail Stop 4-6
450 Fifth Street, NW
Washington DC 20549-0303

DRAFT

> Re: **Saba Software, Inc.**
> **Amendment No. 2 to Form S-3**
> **Filed October 27, 2004**
> **File No. 333-118226**
>
> **Form 10-K for fiscal year ended May 31, 2004, as amended**
> **Form 10-Q for the quarterly period ended August 31, 2004**
> **File No. 0-30221**

Dear Mr. Bell:

We have set forth below our responses to the comments (the "Comments") of the staff of the Securities and Exchange Commission (the "Commission") received in your letter dated November 18, 2004 (the "Comment Letter"), relating to our Registration Statement filed on Form S-3, as amended (the "Form S-3"), and our Annual Report on Form 10-K for the fiscal year ended May 31, 2004 (the "Form 10-K"). The numbered paragraphs set forth below correspond to the paragraphs of the Comment Letter relating to the Form S-3 and the Form 10-K. We have reprinted each Comment from the Comment Letter above our related response for your reference. The enclosed Amendment No. 3 to the Form S-3 ("Amendment No. 3") is marked to show changes from the prior version filed with the Commission.

Form S-3

Prospectus Summary, page 1

1. *We note your response to prior comment 2, however, we continue to believe that a brief description explaining your basis for this assertion will better enable investors to place this assertion its appropriate context. In this regard, please briefly describe the third parties and categories upon which this assertion is*

NY2-513549

CF1-00010000

based. A more detailed description of this basis is appropriate in your Form 10-K. Additionally, for each third party report you cite, please confirm that each report is publicly available and not prepared specifically for use in this document. To the extent that any of these reports has been prepared specifically for this filing, file a consent from the third party.

As requested by the Staff, we have revised the disclosure on page 1 of Amendment No. 3 to our Form S-3 to include the basis for our assertion that we are a leader in our market. We supplementally advise the Staff that each of the previously submitted third party reports are publicly available and were not commissioned by Saba or prepared at Saba's request, direction or cost in connection with this filing or otherwise.

To the extent that this revised disclosure is applicable to future periodic reports, we intend to include similar disclosure in these future reports.

Selling Security Holders, page 13

2.	*We note your response to prior comment 13, however, because there are circumstances in which an individual acting in the capacity of "sole director and controlling stockholder" may not possess "voting or investment control over the company's securities that the entity owns," please revise to clarify whether Mr. Samberg in fact possesses voting or investment control over the securities being sold by Pequot Capital Management in this transaction.*

As requested by the Staff, we have revised the disclosure on page 13 of Amendment No. 3 to our Form S-3 to clarify the manner in which voting and investment control is exercised over the securities being sold by Pequot Capital Management in this transaction.

Form 10-K for fiscal year ended May 31, 2004

Note 2. Summary of Significant Accounting Policies, page 43

3.	*We note your revision in your overview section and critical accounting policies in MD&A where you state that these hosting arrangements are generally provided pursuant to annual agreements and your application service provider offerings are from software licenses with terms of less than three years. Clarify the difference between your hosting arrangements and your application service provider offering and how each of these qualify for revenue recognition under EITF 00-3. Additionally, clarify the terms of these arrangements. For example, tell us whether your customers pay for these services monthly or up-front and whether these arrangements are cancelable. Please advise.*

We supplementally advise the Staff that the main differences between our hosting and application service provider arrangements are as follows:

i.	Our application service provider arrangements are sold as integrated offerings pursuant to which the ability to access our software is not separable form the services necessary to operate the software. On the

NY2-513549

CF1-00010001

other hand, our hosting arrangements are with customers who have separately licensed our software and desire to have us provide a hosted environment on which they can run their training environments.

ii. Our application service provider customers sign a single agreement providing for access to a service based on our software. Application service provider customers do not take possession of our software. Our hosting customers execute a software license agreement that permit them to either operate the software internally or have us or any other third party host the software on their behalf. Hosting customers take possession of the software upon purchase. Those license customers that elect to purchase hosting services from us enter into a separate hosting services agreement with us.

iii. Under then terms of our application service provider arrangements, customers do not retain any rights to any software product upon termination. Our hosting arrangements cover only rights to hosting services and are not linked to or affect any of the customer's rights under the software that is licensed pursuant to a separate arrangement.

iv. Hosting service arrangements can be cancelled by the customer, generally upon 30 to 60 days written notice. Application service provider arrangements can only be cancelled at the end of the term.

v. Hosting arrangements are typically billed monthly in advance. Application service provider arrangements are generally one year and paid in advance

Under the terms of our revenue recognition policy, fees from both application service provider arrangements and hosting arrangements are recognized ratably over the term of the underlying arrangement. We believe that the policy of recognition for each type of arrangement is consistent with the requirements of EITF 00-03 for the following reasons:

a. Hosting Services arrangements – Our hosting services arrangements are generally one-year arrangements that are billed monthly in advance. Customers may cancel at any time, generally upon 30 to 60 days notice.

As discussed above, our hosting services arrangements do not affect the rights that the customer has obtained under a separate software licensing arrangement. Also as discussed above, the customer has taken possession of our software and is able to operate our software on its own or a third party's hardware, without incurring significant cost or diminution in utility or value.

Based on the guidance given in EITF 00-03, we account for multiple element arrangements involving the sale of software and hosting services under the requirements of SOP 97-2. As discussed in our previous response to comment 43, we account for multiple element arrangement using the residual value method of accounting and have established vendor-specific objective evidence of fair value for hosting.

As required by EITF 00-03, the amount of the overall arrangement fee allocated to the hosting services element is recognized as revenue as the service is provided.

b. Application Service Provider arrangements – Our application service provider arrangements are generally one-year arrangements and are paid in advance. The customer purchases an integrated offering pursuant to which the ability to access our software is not separable form the services necessary to operate the software. As discussed above, the customer does not have any right to take possession of the software at any point during the arrangement or upon termination. In addition, the customer does not have the ability or right to operate the software on its or any other company's hardware.

Accordingly, under the terms of EITF 00-03, our application service provider arrangements qualify as service arrangements and we believe that the fees associated with these arrangements are properly recognized as revenue over the service period.

4. *We also note your response to our prior comment 44. Clarify the terms of your commissions policy. For example, tell us whether your commission payments are paid monthly or up-front to your sales representatives and whether these commissions are contingent on the customer's ability to pay or the sales representative's employment with the company. Please advise.*

We supplementally advise the Staff that, prior to our current fiscal year, our commission policy did not apply to the sale of hosting services. Accordingly, as we previously have not had any commission expense associated with the sale of hosting services, the fiscal years presented in the Form 10-K do not contain any expense related to commissions on hosting arrangements.

Our current commission plan, which went into effect for our fiscal year commencing June 1, 2004, applies only to the sale of the initial year of hosting services and not any renewal periods. Commissions arising from the sale of these hosting arrangements are paid to the sales representatives on a quarterly basis and are calculated based on the revenue earned by us during the quarter. In the event that the customer has not paid the outstanding receivable, the commission is accrued but withheld from the sales representative until payment is received. A sales representative will only receive commission in the event their employment with us continues.

To date, commissions on the sale of hosting services have not been significant.

We would appreciate receiving the Staff's response to this letter as soon as possible. If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

NY2-513549

CF1-00010003

Very truly yours,

/s/ Peter E. Williams
Peter E. Williams III
Chief Financial Officer

<u>Rider 1</u>

Our leadership position is supported by publicly available reports published by independent, third-party analysts that research vendors in our industry and rank them based on a number of factors, including product offerings, technology and customer base.

<R>

</R> <R> </R>

PROSPECTUS SUMMARY

We are a leading provider of human capital development and management solutions, which are designed to increase organizational performance through the implementation of a management system for aligning, developing and managing people. Our solutions can help large enterprises to efficiently manage regulatory compliance, increase sales and channel readiness, accelerate time-to-competency of people across the extended enterprise, increase speed of customer acquisition, shorten time-to-market of new products and increase visibility into organizational performance. ^ Rider 1

<R>

This prospectus relates to an aggregate of 2,674,500 shares of common stock, $0.001 par value, issued by us to Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the "Pequot Funds") in connection with a private placement that we entered into on August 10, 2004. Total estimated net proceeds from the private placement approximated $8.7 million. In connection with the private placement, we agreed to register with the Securities and Exchange Commission (the "SEC") the shares issued in the private placement.

</R>

<R>

The shares being registered in this registration statement represent approximately 16.6% of our common stock outstanding as of ~~October 27,~~ 2004.

</R> November __

<R>

The selling security holders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. The price at which the selling security holders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See "Selling Security Holders" beginning on page 13 of this prospectus.

</R>

<R>

We were incorporated in Delaware in April 1997. We have incurred significant losses and negative cash flows from operations since our inception. We have not achieved profitability and cannot be certain that we will realize sufficient revenues to achieve or sustain profitability.

</R>

Our headquarters are located at 2400 Bridge Parkway, Redwood Shores, California 94065, and our telephone number is 650-626-3840.

1

Rider 2

Voting and investment decisions of Pequot Capital Management, Inc. with respect to the shares held of record by the security holders are made by an investment committee comprised of employees of Pequot Capital Management, Inc. (which committee includes Mr. Samberg and Lawrence D. Lenihan, Jr., a member of our Board of Directors and a Managing Director of Pequot Capital Management, Inc.). Mr. Samberg, Mr. Lenihan and the members of the investment committee of Pequot Capital Management, Inc.

SELLING SECURITY HOLDERS

<R>

We are registering for resale shares of our common stock held by the security holders identified below. The security holders acquired the resale shares from us in a private placement that we entered into on August 10, 2004 (the "Closing Date"). Total estimated net proceeds from the private placement approximated $8.7 million. If the registration statement relating to the shares issued by us in the private placement is not declared effective within 180 days from the Closing Date, we will issue, at the security holders' option, either (i) a four year warrant (the "Penalty Warrants") equal to 1.5% of the shares issued to the security holders on the Closing Date for each 30-day period thereafter (prorated for partial periods) or (ii) cash equal to 1.5% (prorated for partial periods) of the aggregate purchase price paid by the security holders for any shares then held by them, in either case until the date which is two years after the Closing Date. The exercise price of the Penalty Warrants will be equal to 120% of the closing price on the day before the Closing Date. No Penalty Warrant may be exercised by the holder thereof if we are listed on the Nasdaq Stock Market and if, upon exercise, such holder would be deemed to beneficially own, in aggregate, 20% or more of the outstanding shares of common stock or securities convertible into shares of common stock, unless otherwise approved by our stockholders in accordance with the rules of the Nasdaq National Market.

</R>

We are registering the shares to permit the security holders and any pledgees, donees, transferees and other successors-in-interest that receive the shares from such holders after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

- the name of the security holders,

- the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

- the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

- the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

The number of shares in the column "Number of Shares Being Offered" represents all of the shares that the security holders may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below

<R>

This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 16,119,915 shares of our common stock issued and outstanding on _____, 2004, adjusted as may be required by rules promulgated by the SEC.

November

</R>

<R>

Security Holder	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering	
	Number	Percent		Number	Percent
Pequot Private Equity Fund III, L.P.[1]	2,344,063	14.54%	2,344,063	—	—
Pequot Offshore Private Equity Partners III, L.P.[1]	330,437	2.05%	330,437	—	—

Rider 2

</R>

<R>

[1] Pequot Capital Management, Inc., the investment manager/advisor of the security holders, exercises sole voting and investment power for all shares held of record by the security holders and may be deemed to beneficially own all such shares. Pequot Capital Management, Inc. disclaims beneficial ownership of all shares held of record by such security holders. The sole director and controlling stockholder of Pequot Capital Management, Inc. is Arthur J. Samberg. ~~Lawrence D. Lenihan, Jr. is a member of our Board of Directors, is a Managing Director of Pequot Capital Management, Inc. and may be deemed to beneficially own the shares of record held by the security holders. Mr. Lenihan~~ disclaims beneficial ownership of such shares, except to the extent of ~~his~~ _their_ pecuniary interest therein. The address for the security holders is c/o Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT 06880.